OPERATING AGREEMENT
of
ANTELOPE RECOVERY LLC

This Operating Agreement (the "Agreement") is made and entered into this 2nd day of September 2022 (the "Execution Date") between Shelby Ann Robbins and Robert MacNaughton (hereinafter referred to individually as a "Member" and collectively as the "Members").

BACKGROUND

A. The Members wish to associate themselves as Members of a limited liability company.

B. The terms and conditions of this Agreement will govern the Members within the limited liability company.

C. The Members desire to divide the equity ownership of the Company in general accordance with the principles of Slicing Pie Handbook: Perfectly Fair Equity Splits for Bootstrapped Startups, (Published September 21, 2016 ISBN-10: 0692584625, ISBN-13: 978-0692584620) Mike Moyer (the "Book") by creating a Participant Risk Fund and tracking Member Input as described in the Book and this Agreement.

IN CONSIDERATION OF and as a condition of the Members entering into this Agreement and other valuable consideration, the receipt and sufficiency of which is acknowledged, the parties to this Agreement agree as follows:

1. Definitions

1.1. For the purpose of this Agreement, the following terms are defined as follows:

1.1.1. "Agreement" or "Operating Agreement" means this Operating Agreement.

1.1.2. "The Act" means the Colorado Limited Liability Company Act.

1.1.3. "The Book" means Slicing Pie Handbook: Perfectly Fair Equity Splits for Bootstrapped Startups by Mike Moyer.

1.1.4. "Claw Back Transaction" means any transaction enumerated under Section 23.4 that occurs within one (1) year of a Good Reason resigning Member's Effective Date and entitles such Member to the full consideration Member would have received had Member not resigned.

1.1.5. "Company" means Antelope Recovery LLC.

1.1.6. "Effective Date" means the date on which the Company receives written notice of a Member, Manager's, or Participant's dissociation, resignation, termination or withdrawal.

1.1.7. "Equity" means all or part ownership of the Company.

1.1.8. "Execution Date" means the date that this Agreement is signed by the Members.

1.1.9. "For Cause" means the circumstances that justify a Member's or Participant's termination from the Company in accordance with Section 21.3.

1.1.10. "Good Reason" means the circumstances that justify a Member's or Participant's resignation from the Company in accordance with Section 21.2.

1.1.11. "GRR Value" or "Good Reason Resignation Value" means the value of a Member's or Participant's aggregate Member or Participant Inputs reduced by the gross amount of compensation paid as severance to the Member or Participant, if any, if the Member or Participant resigns with Good Reason.

1.1.12. "Input" or "Input Contribution" means any individual Member's or Participant's time, effort, and other resource contributions made to acquire an interest in the Company during the existence of the Participant Risk Fund.

1.1.13. "Manager" or "Risk Leader" means Shelby Ann Robbins.

1.1.14. "Member(s)" means Shelby Ann Robbins; Robert MacNaughton; and/or, each Party who is subsequently admitted to the Company as a Member pursuant to this Agreement, other than a Party who ceases to be a Member of the Company pursuant to this Agreement.

1.1.15. "Member Inputs" or "Participant Inputs" means all Input Contributions made to the Company by each Member or Participant during the time that the Participant Risk Fund is in existence.

1.1.16. "Net Profits or Losses" means the net profits or losses of the Company as determined by generally accepted accounting principles.

1.1.17. “Offer Letter” means the contract that defines the terms of each Manager’s, Member’s, or Participant’s compensation, rights, duties, obligations, and responsibilities to the Company. The terms of each party’s Offer Letter supersede the terms found in this Agreement.

1.1.18. “Operation of Law” means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual including, but not limited to, an assignment for the benefit of creditors, a divorce, or a bankruptcy.

1.1.19. “Participant” means a Member or nonmember who is engaged via an Offer Letter to make Input Contributions to the Company in exchange for either, in the Company’s sole discretion, a future cash payment or Share in the Company upon the occurrence of the Participant Risk Fund Lock. Nonmember Participants are not parties to this Operating Agreement and are not entitled to vote on Company matters.

1.1.20. “Participant Risk Fund” means the account and method of allocating 100% of the equity in the Company based on the relative, theoretical value of Input Contributions at any given time.

1.1.21. “Participant Risk Fund Calculation Sheet”, or “Grunt Fund Calculation Sheet” in The Book, means the spreadsheet used to account for Member Inputs and Participant Inputs located at https://thepieslicer.com/home/27796 as of the Execution Date.

1.1.22. “Participant Risk Fund Lock”, or “Grunt Fund Split” in The Book, means the time at which the Company shall cease accepting Member Inputs and Participant Inputs and each Member and Participant’s respective share of the Company’s dynamic equity shall be calculated upon the occurrence of the events in Section 12.

1.1.23. “Partnership Representative” means Shelby Ann Robbins.

1.1.24. “Post-Split Agreement” means any separate agreement made after the Participant Risk Fund Lock, including modification of the Company’s Articles of Organization or Incorporation.

1.1.25. “Principal Office” means the office whether inside or outside the State of Colorado where the executive or management of the Company maintain their primary office.

1.1.26. "Principal Place of Business" means the location of the Principal Office or such other place as the Members may from time to time designate.

1.1.27. "Resignation Value" means the actual fair market value of a Member's or Participant's aggregate Member or Participant Inputs, other than time and without respect to any multiplier, as of the date(s) of contribution to the Company, if the Member or Participant resigns without Good Reason.

1.1.28. "Share" or "Member Share" means a Member's or Participant's percentage of the equity of the Company as of the Participant Risk Fund Lock and is equal to the quotient of such Member's or Participant's Inputs divided by the Total Inputs.

1.1.29. "Simple Majority" means over fifty (50%) of all Members in accordance with Section 8.

1.1.30. "Supermajority" means seventy-five percent (75%) of all Members in accordance with Section 8.

1.1.31. "Total Inputs" means the aggregate total of all Inputs provided to the Company by all Members and Participants during the time that the Participant Risk Fund is in existence.

2. Formation

2.1. The Members formed a Limited Liability Company (the "Company") in accordance with the laws of the State of Colorado. The rights and obligations of the Members will be as stated in the Act except as otherwise provided here.

3. Name

3.1. The name of the Company is Antelope Recovery LLC.

4. Purpose

4.1. The Company is organized for the conduct of any or all lawful affairs for which a limited liability company may be organized under the Act.

5. Term

5.1. The Company will continue until terminated as provided in this Agreement or may dissolve under conditions provided in the Act.

6. Place of Business

6.1. The Principal Office of the Company will be located at 1035 Pearl Street, Suite 313, Boulder, CO 80302, US or such other place as the Members may from time to time designate.

7. Participant Risk Fund

7.1. The Members hereby create a Participant Risk Fund (a "Participant Risk Fund") for the purpose of allocating 100% of the equity ownership in the Company among the Members and Participants on such date as the Participant Risk Fund Lock under Section 12 occurs. Until the Participant Risk Fund Lock occurs, the Equity is dynamic and will vary according to each Member's or Participant's relative Inputs at any given time in general accordance with the Book. As set forth on the Participant Risk Fund Calculation Sheet, all Equity in the Company will be allocated pursuant to the Participant Risk Fund provided for by this Agreement.

7.2. The Members and Participants shall participate in the Participant Risk Fund by providing each Member's or Participant's time, efforts, and other resources to the Company during the existence of the Participant Risk Fund ("Inputs"). Inputs shall be precisely defined, tracked and valued (including, respective to each Member or Participant) as set forth in the Participant Risk Fund Calculation Sheet, located at https://thepieslicer.com/home/27796. Input Contributions not tracked in the Participant Risk Fund Calculation Sheet by a Member or Participant shall not be counted for purposes of the Participant Risk Fund.

8. Voting

8.1. Each Member will have a single proportional vote on any matter.

8.2. The weight that an individual Member's vote is granted shall be calculated in accordance with Section 12.3 so that the weight is consistent with the Member's Share at the time of said vote.

8.3. Nonmember Participants are not entitled to vote on Company matters.

9. Nature of Interest

9.1. A Member's or Participant's interest in the Company will be considered personal property and will at no time be considered real property.

10. Interest on Input Contributions

10.1. No borrowing charge or loan interest will be due or payable to any Member or Participant on his or her Input Contribution(s) inclusive of any agreed additional contributions.

11. Operating Procedures Before Participant Risk Fund Lock

11.1. Notwithstanding anything to the contrary in this Agreement, in order for any of the following transactions to be authorized while the Participant Risk Fund is in existence, the relative dynamic equity of the Members will be determined in accordance with the terms of Section 12.3 no less than thirty (30) days prior to the proposed consummation of any such transaction. The Members shall have one vote to approve or disapprove of the consummation of any such transaction in accordance with Section 8, and further, as voting upon such matter is governed by default state law, as the case may be. The required voting majority and the respective transactions this Section 11 applies to are:

11.1.1. Upon the affirmative Supermajority votes of the Members in accordance with Section 8, a sale of all or substantially all of the assets of the Company;

11.1.2. Upon the affirmative unanimous votes of the Members in accordance with Section 8, any merger, reorganization, recapitalization or related or similar transaction in which any person or group of persons other than Members will, after the consummation of such transaction, hold 51% or more of the equity interests or assets of the Company.

11.2. Should the Participant Risk Fund Lock occur under any of the aforementioned circumstances in this Section 11, the proceeds shall be distributed in the following priority:

11.2.1. First to satisfy any outstanding debt (promissory notes, etc.);

11.2.2. Second to any third-party equity interest holders (convertible notes, SAFE Agreements, etc.);

11.2.3. Third to the Members and Participants in accordance with Section 12 below.

12. Operating Procedures After Participant Risk Fund Lock

12.1. Following the Participant Risk Fund Lock, the Members shall enter into such separate agreement(s) (including modification of the Company's Articles of Organization or Incorporation, as the case may be) (the "Post-Split Agreement(s)") as may affect the operation, governance, ownership restriction, and such other related matters as such Members may agree regarding the Company following the Participant Risk Fund Lock.

12.2. The Participant Risk Fund shall cease accepting Inputs from the Members and Participants and each Member's and Participant's Share of the Equity of the

Company shall be calculated upon the earliest to occur of any of the following events (the occurrence of any such event being the "Participant Risk Fund Lock"):

12.2.1. The affirmative consent of a Simple Majority of the Members in accordance with Section 8;

12.2.2. The day prior to the effective date of any agreement in which any person who is not a Member invests (via equity or convertible debt) in the company an amount in excess of $1,000,000.00;

12.2.3. The final day of any six (6) month period of profitability, including the payment of established market salaries to the Members regardless if the Member takes the salary;

12.2.4. The day before the date on which the Company's assets or equity interests are sold or on which the Company liquidates; or,

12.2.5. December 31, 2023.

12.3. At and as of the Participant Risk Fund Lock:

12.3.1. All Inputs provided to the Company by the Members and Participants during the time that the Participant Risk Fund is in existence shall be aggregated (such total being the "Total Inputs").

12.3.2. All Inputs provided to the Company by each Member and Participant during the time that the Participant Risk Fund is in existence shall be aggregated (such total for each Member and Participant being each respective Member's or Participant's "Member Inputs" or "Participant Inputs").

12.3.3. Each Member's or Participant's Share of the Company as of the Participant Risk Fund Lock shall be equal to the quotient of such Member's or Participant's Inputs divided by the Total Inputs (such quotient constituting each Member's or Participant's "Share").

12.4. Upon the determination of each Member's or Participant's Share, the Equity of the Company shall be distributed forthwith as follows:

12.4.1. The respective percentage interests of the Company shall be modified as of the date of the Participant Risk Fund Lock so that each Member's or Participant's share of (x) profit and (y) loss shall be equal to such Member's or Participant's Share.

12.4.2. Each Member's capital account shall be increased upon the Participant Risk Fund Lock only in accordance with Section 704(b) of the Internal Revenue Code of 1986, as amended.

12.5. Each Member's or Participant's Equity shall vest immediately and in full upon the Participant Risk Fund Lock unless otherwise agreed.

12.6. The Members and Participants acknowledge and agree that the Participant Risk Fund is not intended and shall not under any circumstance be used to calculate any accrued debt or money owed in any manner by any Member or Participant to any other Member, Participant, or to the Company.

12.7. The Members and Participants acknowledge and agree that the Participant Risk Fund is not intended and shall not under any circumstance be used to establish or calculate the fair market value of the Company; a Member's Inputs; a Participant's Inputs; a Member's Share; or, a Participant's Share.

13. Management

13.1. Management of the Company is vested in the following manager (the "Manager" or "Risk Leader") until such time as a Manager is removed by the Members or resigns from the position:

Manager & Risk Leader	Manager Address
Shelby Ann Robbins	

13.2. Management compensation will be as follows:

Manager & Risk Leader	Compensation
Shelby Ann Robbins	The Manager shall be entitled to reasonable compensation for Input Contributions.

13.3. The duties and responsibilities of the Manager will include the following, subject only to terms of this Agreement and the requirements of applicable law, the Manager shall have the full and complete authority, power and discretion to manage and control the business, properties and affairs of the Company, including the right and duty, for Company purposes:

13.3.1. To oversee and manage operations of the Company;

13.3.2. To delegate various operational responsibilities to other persons, including Members and Participants of the Company;

13.3.3. To retain outside contractors, vendors and suppliers in connection with the operations of the Company;

13.3.4. To employ legal counsel, accountants, managing agents and other experts to perform services for the Company;

13.3.5. To purchase liability and other insurance to protect the Company's property and business;

13.3.6. To invest and reinvest Company reserves in time deposits, short-term instruments, commercial paper, money market funds or other instruments;

13.3.7. To open bank accounts in the name of the Company, having such signatory or signatories as the Manager shall determine; and,

13.3.8. To undertake and perform such other acts that the Manager deems necessary or appropriate in connection with the business, properties and affairs of the Company.

13.4. The Members may remove one or more Manager(s) under the following conditions: The Manager may be removed at any time, with or without cause, upon the affirmative consent of a Simple Majority of the Members in accordance with Section 8.

13.5. The Manager may withdraw as Manager under the following conditions: The Manager may resign at any time by giving written notice to the Members. The resignation of the Manager shall take effect upon delivery of such notice or at a later date specified therein. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The resignation of the Manager who is also a Member shall not affect the Manager's Membership Interest and shall not constitute resignation by that Member.

13.6. The Manager may be added to the Company, under the following conditions: An additional Manager may be added at any time upon the affirmative consent of a Simple Majority of the Members in accordance with Section 8.

13.7. All Members will be consulted, and the advice and opinions of the Members will be obtained as much as is practicable. However, the Manager will have management and control of the day-to-day business of the Company for the purposes stated in this Agreement. All matters outside the day-to-day business of the Company will be decided by the Members as outlined elsewhere in this Agreement.

13.8. In addition to day-to-day management tasks and any other duties and responsibilities already identified in this Agreement, the Manager's duties will include keeping, or causing to be kept, full and accurate business records for the Company according to the Book, accepted accounting practices, and overseeing the preparation of any reports considered reasonably necessary to keep the Members informed of the business performance of the Company.

13.9. The Manager will not be liable to the Members or Participants for any action or failure to act resulting in loss or harm to the Company except in the case of gross negligence or willful misconduct.

13.10. Subject to Section 15 of this Agreement, the Manager may engage in activities with other business entities where the Manager is or may become a member or manager. A transaction between the Company and another company in which the Manager has a financial interest will not be void for this reason alone. The transaction will be valid only where it has been fully disclosed to the Members of the Company and upon the Simple Majority votes of the Members in accordance with Section 8.

13.11. The Manager will devote such time and attention to the business of the Company as required performing Manager's duties and responsibilities for the conduct of the Company's business.

14. Authority to Bind Company

14.1. Only the following individuals have authority to bind the Company in contract:

14.1.1. Only the Manager may bind the Company in contracts;

14.1.2. Any Member may bind the Company in contracts upon receiving the prior, written consent of the Manager, which consent may be by general delegation of the authority to bind the Company to such categories of contracts as specified in such delegation.

15. Duty of Loyalty

15.1. No Participant, Member, or Manager will engage in any business, venture, or transaction, whether directly or indirectly, that might be competitive with the business of the Company or that would be in direct conflict of interest to the Company without the affirmative consent of a Simple Majority of the votes cast.

15.2. Termination of any Participant, Member, or Manager for conflicts of interest will be deemed "For Cause" and the offending Participant, Member, or Manager may be treated accordingly by the remaining Members.

16. Ownership of Intellectual Property

16.1. Excluding any patents that are expressly licensed to the Company, any and all intellectual property and related material (the "Intellectual Property") including any related work in progress that is developed or produced under this Agreement, will be the sole property of the Company. The use of the Intellectual Property by Company will not be restricted in any manner. The Members or Participants may not use the Intellectual Property for any purpose other than the business of the Company except with the prior unanimous written consent of the Members in accordance with Section 8.

16.2. Each Member or Participant will be responsible for any and all damages resulting from the unauthorized use of the Intellectual Property. To the extent applicable, under the United States Copyright Act all work created under this Agreement at all stages shall be and shall remain the sole and exclusive property of Antelope Recovery LLC.

16.3. Upon the expiry or termination of this Agreement as it applies to any Member or Participant, the Member or Participant will return to the Company any property, documentation, records, or Confidential Information which is the property of the Company.

17. Member Meetings

17.1. Member meetings will be held at the following location, or any other location that the Manager may from time to time designate: The Company's Principal Place of Business, or at any other place designated by the Manager. Members may attend in person or electronically.

17.2. Any impending Member meeting will require not less than three (3), nor more than a thirty (30) day notice be given to all Members.

17.3. Any Manager may call a meeting, provided that appropriate notice has been provided to the other Members.

17.4. Only the Members must be present at a meeting for any decisions to be binding.

18. Admission of New Members to this Agreement and the Participant Risk Fund

18.1. Additional, new Members shall be added to this Agreement only upon the affirmative consent of a Supermajority of the Members in accordance with Section 8.

18.2. If a new Member is added to this Agreement, such Member's Inputs shall begin at zero Inputs and increase only in accordance with the terms of the Participant Risk Fund Calculation Sheet and the Member's Offer Letter.

18.3. Additional, new Nonmember Participants shall be added to the Participant Risk Fund only upon the written consent of the Manager ("Risk Leader"). If a new Participant is added to the Participant Risk Fund, such Participant's Inputs shall begin at zero Inputs and increase only in accordance with the terms of the Participant Risk Fund Calculation Sheet and the Participant's Offer Letter.

18.4. New Members and Participants agree to be bound by all applicable covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member or Participant will execute such documents as are needed to effect the admission of the new Member or Participant.

18.5. Any new Member or Participant will receive such business interest in the Company as determined by the Members.

19. Cash Contributions

19.1. Any Member or Participant cash Input contribution (other than time) shall require the consent of a Simple Majority of the Members in accordance with Section 8.

20. Member Contribution Agreements

20.1. The Company shall maintain agreements in the form of Offer Letters with each Member or Participant specifying initial proposed function for which Member or Participant shall be responsible, along with the primary roles of such function.

21. Dissociation of Members or Participants from Participant Risk Fund

21.1. Except as specifically excepted by any employment or other agreement between any Member or Participant and the Company, the following provisions shall apply during the period beginning on the Effective Date and ending on the date on which the Participant Risk Fund Lock occurs.

21.2. Good Reason: For purposes of this Agreement, the term "Good Reason" shall mean a Member's or Participant's resignation from the Company only under any of the following circumstances:

21.2.1. A reduction in regular compensation paid to the Member or Participant of at least 33% unless the regular compensation of all Members and Participants is reduced by the same percentage;

21.2.2. A significant change in title or responsibilities;

21.2.3. The death of the Member or Participant;

21.2.4. The total or partial disability of the Member or Participant.

21.3. For Cause: For purposes of this Agreement, the term "For Cause" shall mean a Member's or Participant's termination from the Company only under any of the following circumstances:

21.3.1. The conviction of a Member or Participant for any felony, or the commission by any Member or Participant of an illegal act which brings disrepute to the Company;

21.3.2. The Member's or Participant's habitual neglect of the primary duties assigned to the Member or Participant by the Company or incompetent performance of such duties, provided that the Member or Participant shall be given a fifteen (15) day period in which to rectify any such issues which are communicated to the Member or Participant by the Company in a written notice;

21.3.3. Any other activity which has been reasonably determined by the Company to be harmful to the Company, provided that the Member or Participant shall be given a fifteen (15) day period in which to rectify any such issues which are communicated to the Member or Participant by the Company in a written notice;

21.3.4. The Member's or Participant's willful disobedience or willful failure to carry out the duties assigned to such Member or Participant by the Company.

22. Resignation Without Good Reason

22.1. If a Member or Participant resigns from the Company without Good Reason, then as of the Effective Date, such Member's or Participant's Inputs other than time shall be aggregated to determine the actual fair market value of the Member's or Participant's Inputs, other than time and without respect to any multiplier, as of the date(s) of contribution to the Company, (such resulting value being the "Resignation Value").

22.2. The value of the resigning Member's or Participant's Inputs for all purposes of determining the Member's or Participant's Share shall be equal to the Resignation Value.

22.3. Notwithstanding any other term of this Agreement, at any time following the resigning Member's or Participant's resignation without Good Reason, the Company shall have the option (but not the requirement) in its sole discretion to pay to the Member or Participant in certified or other readily available funds an amount equal to the Resignation Value, and in such event the resigning Member's or Participant's entire Share shall be extinguished for all purposes.

22.4. In consideration of the fact that a resigning Member or Participant will be entitled (in the sole discretion of the Company) to either retain an equity interest in the Company or be paid the Resignation Value, each Member or Participant agrees that in the event of such Member's or Participant's resignation without Good Reason, such Member or Participant shall execute and deliver to the Company as of the Effective Date of such Member's or Participant's resignation, a confidentiality and non-solicitation agreement in form and substance reasonably acceptable to the Company for the protection of the Company's legitimate business interests.

22.5. A resigning Member or Participant shall lose all current or future rights as an owner of Equity in the Company as of the Effective Date of resignation, except that a resigning Member or Participant shall retain such economic rights and obligations of the Share such Member or Participant retains.

23. Resignation With Good Reason and Termination Without Good Reason

23.1. If a Member or Participant resigns from the Company with Good Reason or is terminated without Good Reason, then as of the Effective Date of such event, such Member's or Participant's Inputs shall be aggregated as of the Effective Date of such event in accordance with the Participant Risk Fund Calculation Sheet, reduced by the gross amount of compensation paid to the Member or Participant without respect to any multiplier, if any, as severance (such resulting value being the "GRR Value").

23.2. The value of the Member's or Participant's Inputs for all purposes of determining the Member's or Participant's Share shall be equal to the GRR Value.

23.3. Notwithstanding any other term of this Agreement, at any time following the Member's or Participant's resignation with Good Reason or termination without Good Reason, the Company shall have the option (but not the requirement) in its sole discretion to pay to the Member or Participant in certified or other readily available funds an amount equal to the greater of the GRR Value or the fair market value of the Member's or Participant's Share, and in such event the Member's or Participant's entire Equity interest in the Company shall be extinguished for all purposes.

23.4. In the event that the Company terminates a Member without Good Reason and purchases a Member's Share and pays to the Member the GRR Value under Section 23.1, within one (1) year and prior to the closing of a Claw Back Transaction such Member shall be entitled to the full amount of consideration that would have been allocable to such Member's Share (or the Share that would have been distributed to the Member as a result of the value of the Member's Inputs) as a result of such Claw Back Transaction minus any cash payments received by the Member. For the avoidance of doubt, the Member's right to Claw Back lapses one (1) year from the date of payment to said Member. The Company and a Member

may agree to waive its/their rights under this Section 23.4. For purposes of this Section 23.4, a "Claw Back Transaction" shall be any of the following:

23.4.1. A sale of greater than 50% of the Company's equity interests;

23.4.2. A sale of equity to the public;

23.4.3. A sale of substantially all of the Company's assets; or,

23.4.4. A merger in which the Company's equity interests following the merger represent less than 20% of the total equity interests of the newly merged Company.

23.5. A Member or Participant resigning with Good Reason or terminated without Good Reason shall lose all of such Member's rights as a Member of the Company or as a Participant as of the Effective Date of the event, except that the Member or Participant shall retain such economic rights and obligations of the Share that such Member or Participant retains.

24. Termination With Good Reason

24.1. In the event that a Member or Participant is terminated from the Company For Cause, the terms of Section 22 shall apply. The Effective Date of any For Cause termination shall be the date on which written notice is delivered to the terminated Member or Participant.

25. Decision to Terminate

25.1. The decision to terminate a Member For Cause shall be made by the affirmative Supermajority consent of the Members in accordance with Section 8.

25.2. The decision to terminate a Participant For Cause shall be made by the affirmative Simple Majority consent of the Members in accordance with Section 8.

26. Buyout Agreement

26.1. In the event of a Member's or Participant's interest in the Company becoming for sale, due to any reason, the Company has a right of first purchase on the interest upon the Simple Majority written consent of the remaining Members. If the Company does not choose to purchase a Member or Participant's interest in the Company then the remaining Members or a Member may purchase the interest.

27. Assignment of Interest

27.1. A Member or Participant may not assign or otherwise transfer their financial interest in the Company to another party without the prior, unanimous written

consent of the Members in accordance with Section 8. If the Members approve, then the assigning Member or Participant and the assignee or transferee forfeits any duties and rights arising from a Member's or Participant's status as a Member or Participant and those duties and rights will not be passed to the assignee or transferee. Obligations of the assignee or transferee to contribute in the same manner as the original Member are not negated by this forfeiture.

27.2. *Exception for Certain Transfers*. Notwithstanding anything to the contrary contained elsewhere in this Section, the transfer of any or all of a Member's Interest during the Member's lifetime or on the Member's death by will or intestacy to: (i) the Member's spouse or domestic partner; (ii) the Member's lineal descendants or antecedents, siblings, aunts, uncles, cousins, nieces and nephews (including adoptive relationships and step relationships), and their spouses or domestic partners; (iii) the lineal descendants or antecedents, siblings, cousins, aunts, uncles, nieces and nephews of Member's spouse or domestic partner (including adoptive relationships and step relationships), and their spouses or domestic partners; and, (iv) a trust or other similar estate planning vehicle for the benefit of the Member or any such person, shall be exempt from the provisions of this Section; provided that, in each such case, the transferee agrees in writing to receive and surrender all voting rights under Section 8 above and hold the Membership Interest so transferred subject to all of the provisions of this Agreement, including but not limited to this Section, and there shall be no further transfer of such Membership Interest except in accordance with the terms of this Section; and provided further, that without the prior written consent of the Company, which may be withheld in the sole discretion of the Manager, no more than three transfers may be made pursuant to this Section, including all transfers by the Member and all transfers by any assignee or transferee. For purposes of this Agreement, a person will be deemed to be a "domestic partner" of another person if the two persons: (1) reside in the same residence and plan to do so indefinitely; (2) have resided together for at least three years; (3) are each at least 18 years of age and mentally competent to consent to contract; (4) are not blood relatives any closer than would prohibit legal marriage in the state in which they reside; (5) are financially interdependent, as demonstrated to the reasonable satisfaction of the Company; and, (6) have each been the sole spouse equivalent of the other for the year prior to the transfer and plan to remain so indefinitely; provided that a person will not be considered a domestic partner if he or she is married to another person or has any other spouse equivalent.

28. Dissolution

28.1. The Company may be dissolved by the unanimous affirmative vote of the Members in accordance with Section 8 in accordance with Section 8 above. The Company will also be dissolved on the occurrence of events specified in the Act.

28.2. Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets in accordance with the terms of Section 11.2 *supra*.

28.3. The claims of each priority group will be satisfied in full before satisfying any claims of a lower priority group. Any excess of Company assets after liabilities or any insufficiency in Company assets in resolving liabilities under this Section 28.3 will be resolved by the Members in proportion to each Member's respective Share in the Company as set out in this Agreement.

29. Records

29.1. The Company will at all times maintain accurate records of the following:

29.1.1. Information regarding the status of the business and the financial condition of the Company.

29.1.2. A copy of the Company federal, state, and local income taxes for each year (promptly after becoming available).

29.1.3. Name and last known business, residential, or mailing address of each Member and Manager, as well as the date that person became a Member or Manager.

29.1.4. A copy of this Agreement and any articles or Articles of Organization, as well as all amendments, together with any executed copies of any written powers of attorney pursuant to which this Agreement, articles or certificate, and any amendments have been executed.

29.1.5. The cash, property, and services contributed to the Company by each Member, along with a description and value, and any contributions that have been agreed to be made in the future.

29.2. Each Member or Participant has the right to demand, within a reasonable period of time, a copy of any of the above documents for any purpose reasonably related to their interest as a Member of the Company, at the Company's expense.

29.3. The Manager has the right to examine the above documents for any purpose reasonably related to his or her position as Manager of the Company.

30. Books of Account

30.1. Accurate and complete books of account of the transactions of the Company will be kept and at all reasonable times be available and open to inspection and

examination by any Member. The books of account will be kept on the cash basis method of accounting.

31. Banking and Company Funds

31.1. The funds of the Company will be placed in such investments and banking accounts as will be designated by the Manager. All withdrawals from these accounts will be made by the duly authorized agent or agents of the Members as agreed by the Member. Company funds will be held in the name of the Company and will not be commingled with those of any other person or entity.

32. Audit

32.1. Only the Members (excluding Nonmember Participants) will have the right to request an audit of the Company books. The cost of the audit will be borne by the Company. The audit will be performed by an accounting firm acceptable to all the Members. Not more than one (1) audit will be required by any or all of the Members for any fiscal year.

33. Fiscal Year End

33.1. The fiscal year end of the Company is the 31st day of December.

34. Tax Treatment

34.1. This Company is intended to be treated as partnership for the purposes of Federal and State income tax.

34.2. The Partnership Representative and Company's representative under the Code will be Shelby Ann Robbins (the "Partnership Representative"). The Partnership Representative will prepare, or cause to be prepared, all tax returns and reports for the Company and make any related elections that the Members deem advisable.

34.3. A Partnership Representative may voluntarily withdraw from the position of Partnership Representative or can be appointed or replaced by the Simple Majority vote of the Members. In the event of a withdrawal of the Partnership Representative from the Company, the remaining Members will appoint a successor as soon as practicable.

34.4. The Members are authorized, upon the advice of the Company's tax counsel, to amend this Section 34.

35. Annual Report

35.1. As soon as practicable after the close of each fiscal year, the Company will furnish to each Member an annual report showing a full and complete account of

the condition of the Company including all information as will be necessary for the preparation of each Member's income or other tax returns. This report will consist of at least:

35.1.1. A copy of the Company's Federal income tax returns for that fiscal year;

35.1.2. Supporting income statement;

35.1.3. A balance sheet;

35.1.4. A cash flow statement; and,

35.1.5. A breakdown of the profit and loss attributable to each Member.

36. Goodwill

36.1. The goodwill of the Company will be assessed at an amount to be determined by appraisal using generally accepted accounting procedures.

37. Governing Law

37.1. The Members submit to the jurisdiction of the courts of the State of Colorado for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

38. Mediation and Arbitration

38.1. In the event a dispute arises out of or in connection with this Agreement, the parties will attempt to resolve the dispute through friendly consultation. If the dispute is not resolved within a thirty (30) day period, then any or all outstanding issues may be submitted to mediation in accordance with any statutory rules of mediation. If mediation is not successful in resolving the entire dispute or is unavailable within a thirty (30) day period, any outstanding issues will be submitted to final and binding arbitration in accordance with the laws of the State of Colorado. The arbitrator's award will be final, and judgment may be entered upon it by any court having jurisdiction within the State of Colorado.

39. Force Majeure

39.1. A Member or Participant will be free of liability to the Company where the Member or Participant is prevented from executing their obligations under this Agreement in whole or in part due to force majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event where the Member or Participant has communicated the circumstance of the event to any and all other Members and where the Member or Participant has taken any and all

appropriate action to satisfy his duties and obligations to the Company and to mitigate the effects of the event.

40. Forbidden Acts

40.1. No Member or Participant may do any act in contravention of this Agreement.

40.2. No Member or Participant may permit, intentionally or unintentionally, the assignment of express, implied or apparent authority to a third party that is not a Member of the Company.

40.3. No Member or Participant may do any act that would make it impossible to carry on the ordinary business of the Company.

40.4. No Member or Participant will have the right or authority to bind or obligate the Company to any extent with regard to any matter outside the intended purpose of the Company.

40.5. No Member or Participant may confess a judgment against the Company.

40.6. Any violation of the above forbidden acts is grounds for termination of the offending Member or Participant For Cause and may be treated accordingly by the remaining Members.

41. Indemnification

41.1. All Members and Participants will be indemnified and held harmless by the Company from and against any and all claims of any nature, whatsoever, arising out of a Member's or Participant's participation in Company affairs. A Member or Participant will not be entitled to indemnification under this Section 41.1 for liability arising out of gross negligence or willful misconduct of the Member or Participant or the breach by the Member or Participant of any provisions of this Agreement.

42. Liability

42.1. A Member, Participant, or any employee will not be liable to the Company or to any other Member or Participant for any mistake or error in judgment or for any act or omission believed in good faith to be within the scope of authority conferred or implied by this Agreement or the Company. The Member, Participant, or employee will be liable only for any and all acts and omissions involving intentional wrongdoing.

43. Liability Insurance

43.1. The Company may acquire insurance on behalf of any Member, Participant, employee, agent, or other person engaged in the business interest of the Company against any liability asserted against them or incurred by them while acting in good faith on behalf of the Company.

44. Life Insurance

44.1. The Company will have the right to acquire life insurance on the lives of any or all Members or Participants, whenever it is deemed necessary by the Company. Each Member or Participant will cooperate fully with the Company in obtaining any such policies of life insurance.

45. Actions Requiring Simple Majority Consent

45.1. The following actions will require the affirmative Simple Majority consent of the Members in accordance with Section 8 by the Members:

45.1.1. Incurring Company liabilities over $1,000.

45.1.2. Incurring a single transaction expense over $1,000.

45.1.3. The sale of any Company asset with a fair market value over $1,000.

45.1.4. Hiring an employee with an annual compensation over $1,000.

45.1.5. Firing any employee.

45.1.6. Assignment of ownership rights of Company property.

45.1.7. Endangering the ownership or possession of Company property.

45.1.8. Assignment of check signing authority.

45.1.9. Releasing any Company claim except for payment in full.

45.1.10. Execution, modification and termination of leases, agreements with contractors, vendors and suppliers, and other documents and instruments relating to the operations of the Company.

45.1.11. Borrowing funds for and on behalf of the Company and executing all documents and instruments required for such purpose.

45.1.12. Prepaying, refinancing, amending, modifying, or extending any loan agreements, mortgages, or deeds in trust that may affect any

asset of the Company and, in connection therewith, executing for and on behalf of the Company any extensions, renewals, modifications, or terminations thereof.

45.1.13. Acquiring by purchase, articles of agreement for deed, deeds in trust, leases and other means, any real or personal property, whether tangible or intangible, from any person or entity.

45.1.14. Owning, mortgaging, encumbering, financing, constructing, rehabilitating, improving, operating, maintaining, trading, exchanging, selling, conveying, licensing, or assigning any real or personal property.

46. Amendment of Operating Agreement

46.1. This Agreement may only be amended with unanimous written consent of all Members.

47. Title to Company Property

47.1. Title to all Company property will remain in the name of the Company. No Member, Participant, or group thereof will have any ownership interest in Company property in whole or in part.

48. **Representation Concerning Individual Advice**

48.1. The parties acknowledge and agree that Sentient Law, Ltd. ("Company's Counsel") has prepared this Agreement on behalf of, and in the course of representing, the Company. The parties further acknowledge and agree:

48.1.1. That they have been advised by the Company's Counsel that a conflict exists among their individual interests, and that they should seek the advice of independent legal counsel;

48.1.2. That they have had the opportunity to seek the advice of independent legal counsel;

48.1.3. That they have been advised by the Company's Counsel that this Agreement may have tax consequences for each of them, and that they should seek the advice of independent tax counsel;

48.1.4. That they have had the opportunity to seek the advice of independent tax counsel; and,

48.1.5. That they have received no representations from the Company's Counsel about the tax consequences of the Agreement for them individually.

49. Right of First Refusal/Drag-Along Rights and Tag-Along Rights

49.1. **Right of First Refusal.** In the event any Member or Members propose to sell, exchange or otherwise transfer Equity of the Company to any third party in one or a series of transactions, the Member or Members shall have the right of first refusal to purchase such Equity on the same terms as the proposed third-party transferee (a "ROFR Sale").

49.2. **Drag-Along Rights**. Notwithstanding any other terms and conditions of this Agreement, in the event any Member or Members holding a majority of the issued and outstanding Equity of the Company (the "Majority Members") propose to sell, exchange or otherwise transfer more than fifty percent (50%) of the issued and outstanding Equity of the Company (a "Majority Interest") to any third party in one or a series of transactions (a "Drag-Along Sale"), the Majority Members shall have the right to compel each of the other Members (each, a "Drag-Along Member") to participate in any such transfer on a pro rata basis. The Majority Members shall exercise their rights pursuant to this Section 49.2 by delivering written notice (the "Drag-Along Notice") to the Company and each Drag-Along Member at least fifteen (15) days prior to the closing date of a Drag-Along Sale. The Drag-Along Notice shall describe in reasonable detail (i) the amount of Equity to be sold by the Majority Members, (ii) the identity of the third-party purchaser, (iii) the proposed date, time and location of the closing of the Drag-Along Sale, (iv) the purchase price and other material terms and conditions of the transfer, and (v) a copy of any form of agreement to be executed in connection therewith. The consideration to be received by the Drag-Along Members shall be the same form and amount of consideration for each unit of outstanding Equity to be received by the Majority Members and the terms and conditions of the transfer shall be the same as those upon which the Majority Members transfer their Equity. Each Drag-Along Member shall take all actions as may be reasonably necessary to consummate the Drag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Majority Members.

49.3. **Tag-Along Rights**. In the event the Majority Members propose to sell, exchange or otherwise transfer a Majority Interest to any third party in one or a series of transactions and have not elected to exercise their rights under Sections 49.1 or 49.2, then each of the other Members (each, a "Tag-Along Member") shall be permitted to participate in the Tag-Along Sale at the same price and on the same terms as the Majority Members. Prior to the consummation of the Tag-Along Sale under this Section 49.3, the Majority Members shall deliver to the Company and each Tag-Along Member a written notice ("Tag-Along Notice") at least fifteen

(15) days prior to the closing date of the sale (a "Tag-Along Sale"). The Tag-Along Notice shall describe in reasonable detail (i) the amount of Equity to be purchased by the third- party purchaser, (ii) the identity of the third-party purchaser, (iii) the proposed date, time and location of the closing of the Tag-Along Sale, (iv) the purchase price and other material terms and conditions of the transfer, and (v) a copy of any form of agreement to be executed in connection therewith. Each Tag-Along Member shall exercise its rights under this Section 49.3 by delivering to the Majority Members a written notice stating its election to do so and specifying the amount of Equity to be transferred no later than ten (10) days after receipt of the Tag-Along Notice. The Majority Members and each Tag-Along Member shall have the right to transfer under this Section 49.3 the amount of Equity equal to the product of (x) the aggregate amount of Equity the third party purchaser proposes to buy as stated in the Tag-Along Notice and (y) a fraction (A) the numerator of which is equal to the amount of Equity then held by either the Majority Member or such Tag-Along Member, as the case may be, and (B) the denominator of which is equal to the total amount of Equity held by all of the Members. Each Tag-Along Member shall take all actions as may be reasonably necessary to consummate the Tag-Along Sale, including entering into agreements and delivering certificates and instruments, in each case consistent with the agreements being entered into and the certificates being delivered by the Majority Members.

50. Miscellaneous

50.1. Time is of the essence in this Agreement.

50.2. This Agreement may be executed in counterparts.

50.3. Headings are inserted for the convenience of the parties only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa. Words in a neutral gender include the masculine gender and the feminine gender and vice versa.

50.4. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the parties' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

50.5. **THE TERMS OF THIS AGREEMENT COMBINED WITH EACH MEMBER'S OFFER LETTER COMPRISE THE ENTIRE AGREEMENT BETWEEN THE PARTIES**. All negotiations and understandings have been included in this Agreement or the Member's Offer Letter. Statements or representations that may have been made by any party to this or any other

Agreement in the negotiation stages may in some way be inconsistent with the final written Agreements. All such statements have no force or effect in respect to this Agreement. Only the written terms of this Agreement and each Member's Offer Letter will bind the parties.

50.6. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon the Member's successors, assigns, executors, administrators, beneficiaries, and representatives.

50.7. Any notices or delivery required here will be deemed completed when delivered electronically (via email or facsimile), hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the parties at the addresses contained in this Agreement or as the parties may later designate in writing.

50.8. All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

IN WITNESS WHEREOF the parties have duly affixed their signatures under hand and seal as of the Execution Date.

MEMBERS

[signature]

SHELBY ANN ROBBINS

RAM

ROBERT MACNAUGHTON